UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND FOR THE NINE AND THREE-MONTH PERIOD

ENDED SEPTEMBER 30, 2025

PRESENTED IN COMPARATIVE FORM

(Stated in millions of constant pesos – Note 3)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Consolidated Financial Statements.

Terms	Definitions
AMBA	Buenos Aires Metropolitan Area
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Distribution Own Cost
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (the Argentine governmental regulatory agency of corporations)
IMF	International Monetary Fund
INDEC	National Institute of Statistics and Census
KWh	Kilowatt hour
MAT	Term Market
MEM	Wholesale Electricity Market
MLC	Free Foreign Exchange Market
MWh	Megawatt hour
PBA	Province of Buenos Aires
PEN	Federal Executive Power
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
RT	Electricity Rate Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
VAD	Distribution Added Value

3

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated

Date of registration with the Public Registry of Commerce:

•	of the Articles of Incorporation: August 3, 1992
•	of the last amendment to the Bylaws: July 24, 2024

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Empresa de Energía del Cono Sur S.A.

Legal address: 1252 Maipú St., 12th Floor - CABA

Main business of the parent company: Investment company and provider of services related to the distribution of electricity, renewable energies and development of sustainable technology

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF SEPTEMBER 30, 2025

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 21)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,566,330
Class C (2)	1,596,659
906,455,100

(1)	Includes 30,772,779 treasury shares as of September 30, 2025.
(2)	Relates to the Employee Stock Ownership Program Class C shares (Note 21).

4

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Comprehensive Income

for the nine and three-month period ended September 30, 2025 presented in comparative form

(Stated in millions of constant pesos – Note 3)

		Nine months at		Three months at
	Note	09.30.25	09.30.24 Restated (1)	09.30.25	09.30.24 Restated (1)

Revenue	8	2,118,337	1,861,603	740,837	732,638
Energy purchases	8	(1,253,171)	(1,059,899)	(430,168)	(454,377)
Distribution margin		865,166	801,704	310,669	278,261
Transmission and distribution expenses	9	(396,967)	(419,033)	(110,098)	(143,810)
Gross profit		468,199	382,671	200,571	134,451

Selling expenses	9	(170,160)	(200,849)	(59,487)	(71,453)
Administrative expenses	9	(209,084)	(148,178)	(87,456)	(53,088)
Other operating income	10	47,791	31,931	21,781	11,884
Other operating expense	10	(37,584)	(30,127)	(12,526)	(12,932)
Loss from interest in joint ventures		(70)	(63)	(13)	-
Operating result		99,092	35,385	62,870	8,862

Agreement on the Regularization of Obligations	2.b	199,433	-	21,173	-

Financial income	11	435	1,038	254	253
Financial costs	11	(202,613)	(402,614)	(56,011)	(114,675)
Other financial results	11	(90,630)	(120,585)	(43,287)	162,978
Net financial costs		(292,808)	(522,161)	(99,044)	48,556

Monetary gain (RECPAM)		209,782	694,600	56,722	118,116

Income before taxes		215,499	207,824	41,721	175,534

Income tax	28	(36,038)	143,920	(1,083)	(23,132)
Income for the period		179,461	351,744	40,638	152,402

Comprehensive income for the period attributable to:
Owners of the parent		179,461	351,744	40,638	152,402
Comprehensive income for the period		179,461	351,744	40,638	152,402

Basic and diluted income per share:
Income per share (argentine pesos per share)	12	205.10	401.99	46.44	174.17

(1)	See Note 1: Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account.

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements.

5

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Financial Position

as of September 30, 2025 presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	09.30.25	12.31.24
ASSETS
Non-current assets
Property, plant and equipment	13	3,803,789	3,662,175
Interest in joint ventures		78	148
Right-of-use asset	14	9,838	12,747
Other receivables	16	526	150
Financial assets at fair value through profit or loss	19	33,792	-
Total non-current assets		3,848,023	3,675,220

Current assets
Inventories	15	210,550	182,672
Other receivables	16	42,141	69,102
Trade receivables	17	487,607	441,966
Financial assets at amortized cost	18	10,339	12,440
Financial assets at fair value through profit or loss	19	437,144	443,165
Cash and cash equivalents	20	37,327	29,173
Total current assets		1,225,108	1,178,518
TOTAL ASSETS		5,073,131	4,853,738

6

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Financial Position

as of September 30, 2025 presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	09.30.25	12.31.24
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	21	875	875
Adjustment to share capital	21	905,716	905,716
Treasury stock	21	31	31
Adjustment to treasury stock	21	19,369	19,369
Additional paid-in capital	21	12,598	12,598
Cost treasury stock		(74,217)	(74,217)
Legal reserve		79,332	62,737
Voluntary reserve		900,847	607,545
Other comprehensive loss		(6,442)	(6,442)
Accumulated profits		179,461	309,897
TOTAL EQUITY		2,017,570	1,838,109

LIABILITIES
Non-current liabilities
Trade payables	23	4,330	3,439
Other payables	24	357,541	228,893
Borrowings	25	547,009	432,913
Deferred revenue	26	133,287	131,883
Salaries and social security payable	27	10,154	7,593
Benefit plans		18,970	16,646
Deferred tax liability	28	779,099	838,871
Provisions	30	23,125	26,225
Total non-current liabilities		1,873,515	1,686,463

Current liabilities
Trade payables	23	618,112	925,446
Other payables	24	85,853	137,390
Borrowings	25	256,595	137,250
Deferred revenue	26	693	126
Salaries and social security payable	27	57,000	75,509
Benefit plans		1,441	1,758
Income tax payable	28	76,384	-
Tax liabilities	29	63,758	41,816
Provisions	30	22,210	9,871
Total current liabilities		1,182,046	1,329,166
TOTAL LIABILITIES		3,055,561	3,015,629

TOTAL LIABILITIES AND EQUITY		5,073,131	4,853,738

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements.

7

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Changes in Equity

for the nine-month period ended September 30, 2025

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive results	Accumula- ted (losses) profits	Total equity
Balance at December 31, 2023 restated	875	905,666	31	19,419	12,524	(74,217)	62,737	607,545	-	(9,214)	(22,007)	1,503,359

Other Reserve Constitution - Share-based compensation plan	-	-	-	-	-	-	-	-	74	-	-	74
Payment of Other Reserve Constitution - Share-based compensation plan	-	50	-	(50)	74	-	-	-	(74)	-	-	-
Income for the nine-month period restated	-	-	-	-	-	-	-	-	-	-	351,744	351,744
Balance at September 30, 2024	875	905,716	31	19,369	12,598	(74,217)	62,737	607,545	-	(9,214)	329,737	1,855,177

Other comprehensive results	-	-	-	-	-	-	-	-	-	2,772	-	2,772
Income for the three-month complementary period restated	-	-	-	-	-	-	-	-	-	-	(19,840)	(19,840)
Balance at December 31, 2024	875	905,716	31	19,369	12,598	(74,217)	62,737	607,545	-	(6,442)	309,897	1,838,109

Ordinary Shareholders’ Meeting held on April 28, 2025: Appropiation of reserves (Note 32)	-	-	-	-	-	-	16,595	293,302	-	-	(309,897)	-
Income for the nine-month period	-	-	-	-	-	-	-	-	-	-	179,461	179,461
Balance at Septiember 30, 2025	875	905,716	31	19,369	12,598	(74,217)	79,332	900,847	-	(6,442)	179,461	2,017,570

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements.

8

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Cash Flows

for the nine-month period ended September 30, 2025

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	09.30.25	09.30.24 Restated (1)
Cash flows from operating activities
Income for the period		179,461	351,744

Adjustments to reconcile net (loss) income to net cash flows from operating activities:
Depreciation of property, plant and equipment	13	136,018	138,378
Depreciation of right-of-use assets	14	5,385	8,553
Loss on disposals of property, plant and equipment	13	5,447	5,116
Net accrued interest	11	197,223	397,239
Income from customer surcharges	10	(20,911)	(20,877)
Exchange difference	11	48,577	14,682
Income tax	28	36,038	(143,920)
Allowance for the impairment of trade and other receivables	9	21,404	16,593
Adjustment to present value of receivables	11	3,171	5,169
Provision for contingencies	30	20,894	19,727
Recovery of penalties	10	(16,515)
Changes in fair value of financial assets and financial liabilities	11	(23,082)	61,780
Accrual of benefit plans	9	5,444	16,663
Result from the cancelattion of Corporate Notes	11	49	-
Loss on integration in kind of Corporate Notes	11	-	1,978
Income from non-reimbursable customer contributions	10	(1,117)	(346)
Other financial costs	11	61,915	36,976
Loss from interest in joint ventures		70	63
Agreement on the Regularization of Obligations	2.b	(199,433)	-
Monetary gain (RECPAM)		(209,782)	(694,600)
Changes in operating assets and liabilities:
Increase in trade receivables		(123,858)	(373,908)
Decrease (Increase) in other receivables		35,486	(23,751)
Increase in inventories		(25,477)	(48,139)
Increase in deferred revenue		18,162	5,095
(Decrease) Increase in trade payables		(365,056)	313,216
(Decrease) Increase in salaries and social security payable		(982)	20,120
(Decrease) in benefit plans		(123)	(3,042)
Increase in tax liabilities		1,853	25,831
Increase in other payables		349,703	48,415
Decrease in provisions	30	(3,854)	(4,197)
Net cash flows generated by operating activities		136,110	174,558

9

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Cash Flows

for the nine-month period ended September 30, 2025

presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	09.30.25	09.30.24 Restated (1)
Cash flows from investing activities
Payment of property, plant and equipment		(250,194)	(306,816)
Sale (Purchase) net of Mutual funds and negotiable instruments		27,129	(157,046)
Adquisition of minority interest		(30,730)	-
Payment of investment in subsidiary		-	(142)
Net cash flows used in investing activities		(253,795)	(464,004)

Cash flows from financing activities
Proceeds from borrowings		295,298	259,433
Payment of borrowings		(75,635)	(1,318)
Payment of lease liability		(9,582)	(10,048)
Payment of interests from borrowings		(42,287)	(18,025)
Payment of Corporate Notes issuance expenses		(3,353)	(10,226)
Cancelattion of Corporate Notes		(3,302)	-
Net cash flows generated by financing activities		161,139	219,816

Increase (Decrease) in cash and cash equivalents		43,454	(69,630)

Cash and cash equivalents at the beginning of the year	20	(38,482)	24,244
Exchange difference in cash and cash equivalents		11,051	2,214
Result from exposure to inflation		(501)	(132)
Increase (Decrease) in cash and cash equivalents		43,454	(69,630)
Cash and cash equivalents at the end of the period	20	15,522	(43,304)

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(32,885)	(16,357)

Adquisition of advances to suppliers, right-of-use assets through increased other payables		(2,476)	(5,128)

(1)	See Note 1: Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements

10

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Note	1 | General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of the Argentine Republic, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentina, whose shares are listed on Bolsas y Mercados Argentinos S.A. (ByMA) (Argentine Stock Exchange and Securities Market), traded on Mercado Abierto Electrónico S.A. (MAE) (electronic securities and foreign currency trading market), and the New York Stock Exchange (NYSE).

The corporate purpose of edenor is to engage in the distribution and sale of electricity within its concession area. Furthermore, it may provide and sale telecommunication services, as well as assign the use of its facilities for that purpose, subscribe or acquire shares of other distribution companies and invest in companies related to the generation, distribution and sale of energy, whether conventional or renewable, as well as in digitization, artificial intelligence and critical minerals-related projects. In addition, the Company may provide advisory, training, maintenance, consulting, and management services, act as trust agent and serve as trustee in credit transactions related to the generation, distribution and sale of electricity. These transactions may be conducted directly by edenor or through subsidiaries or related companies, both domestically and internationally.

The Company’s economic and financial situation

The Company’s economic performance has continued its trend of improvement during the current year. Since 2024, the electricity rate increases, including the approval of the 2025-2030 Electricity Rate Review (Note 2.a), have helped restore the Company’s financial and equity structure. Furthermore, it is worth pointing out that during these fifteen months, the periodic monthly adjustments of the CPD have continued, with increases of 3.45%, on average.

On March 10, 2025, by means of Executive Order No. 179/2025 of the PEN, a new financing program with the International Monetary Fund was approved, which, according to the National Government, will be earmarked for the following: (i) repaying debt with the BCRA; (ii) settling maturities and paying public credit obligations of the 2022 program; (iii) strengthening international reserves; (iv) maintaining a zero fiscal deficit; (v) ensuring that the funds from the new program are used to pay debts rather than for fiscal expenditures; (vi) reducing inflation and stabilizing the economy; (vii) lifting foreign currency restrictions and making progress with the foreign currency market flexibilization; and (viii) regaining international market access, improving the country’s credit rating and facilitating its return to the global financial system. The Executive Order was approved by the Chamber of Representatives on March 20, 2025.

In this regard, on April 11, 2025, the IMF approved a 48-month USD 20 billion arrangement with quarterly reviews of targets and a repayment term of 10 years. Of the total amount approved, USD 15 billion relates to unrestricted disbursements in 2025.

Consequently, the BCRA provided for the ending of the so-called “cepo” foreign exchange controls and the implementation of a floating exchange rate system within bands as from April 14, 2025:

•	The cepo currency controls that restricted the purchase of dollars in the MLC to USD 200 per month since October 2019, are lifted.
•	A floating exchange rate band system, with the band ranging between ARS/USD 1,000 and ARS/USD 1,400, is adopted. The exchange rate will float freely based on supply and demand within the bands and the bands’ limits will be gradually widened -1% and +1% per month, respectively.

11

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

•	The BCRA will buy or sell dollars when the exchange rate at the MLC operates outside the bands. This, which is largely possible thanks to the IMF’s contribution of liquid funds mentioned in the preceding paragraph, would facilitate a transition without disruptions in the ongoing disinflation process.
•	All restrictions on access to the MLC related to government assistance received during the pandemic, subsidies, the public-sector employment and others are eliminated.
•	Imports of (a) goods and services may be paid through the MLC from the date of customs entry registration and from the date the service is rendered, respectively (previously, there was a 30-day waiting period); (b) capital goods may be paid through the MLC as follows: an advance payment of 30%, 50% from the date of shipment at the port of origin, and 20% from the date of customs entry registration; (c) services between related companies may be paid through the MLC after 90 days from the date the service is rendered (previously the timeframe was 180 days).
•	Access to the MLC is authorized for the purpose of paying dividends to non-resident shareholders in respect of realized earnings recognized in financial statements for fiscal years beginning on or after January 1, 2025.

In this framework, the BCRA provides for a monetary system aimed at a tighter monitoring of the money supply, based on the non-financing of the fiscal policy by the BCRA, and of zero monetary issuance for the remuneration of the BCRA’s remunerated liabilities. It is expected that the aforementioned measures, as a whole, will boost activity and investment, the recovery of domestic savings and credit to the private sector, increasing monetary predictability, exchange rate flexibility and unrestricted reserves that support the new economic program.

Furthermore, on May 21, 2025, the Company, the Federal Government and CAMMESA entered into a Memorandum of Agreement on the Regularization of Payment Obligations, whereby a Payment plan for the debts arising from energy purchases in the MEM was agreed upon, in respect of past due periods from November 2023 until March 2024. In addition, with regard to the Payment plan signed in July 2023 with CAMMESA, it was agreed that the measuring unit in which the installments were denominated would be changed from kWh to Argentine pesos (Note 2.b).

Additionally, on July 4, 2025, by means of Executive Order No. 450/2025, the PEN approved the reforms of Laws Nos. 15,336 and 24,065, which mainly provide for the deregulation of the electricity sector, including, among other measures, the complete openness to international electricity trade and the reinstatement of the possibility of purchase-and-sale agreements being entered into among private parties (Note 2.a).

Furthermore, on September 28, 2025, the BCRA implemented a change in the operation of the MLC, introducing a cross-market restriction that imposes a 90-day period during which purchasers of MEP or CCL dollars (financial dollars obtained via the stock exchange) are prohibited from operating with official dollars, and vice versa.

The Company’s Management permanently monitors the development of the variables that affect the Company’s business, in order to define its course of action and identify the potential impacts on its financial and cash position. Within the described context, the Company continues making the investments necessary, both for the efficient operation of the network and for maintaining and even improving the quality of the service.

12

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account

As a result of that which was mentioned in the Consolidated Financial Statements as of December 31, 2024, the Company retroactively restated the impacted balances in its previously issued financial statements, correcting the error detected in the deferred tax calculation relating to the Property, plant and equipment account that generated an overstatement of the deferred tax liability, with the impacts on the condensed interim Consolidated financial statements as of September 30, 2024 being as follow:

Statement of Comprehensive Income (abstract)

	09.30.24 As previously reported	RECPAM (Inflationary effect)	09.30.24	Error correction	09.30.24 Restated

Income before taxes	157,702	50,122	207,824	-	207,824

Income tax	77,367	24,588	101,955	41,965	143,920
Income of the period	235,069	74,710	309,779	41,965	351,744

Basic and diluted income per share:
Basic and diluted income per share:	268.65	85.32	353.97	47.94	401.99

Profit and loss items of the “Adjustment” column are also included in both the Statement of Changes in Equity and the Statement of Cash Flows at the end of the period.

Note	2 | Regulatory framework

At the date of issuance of these condensed interim Consolidated financial statements, there exist the following changes with respect to the situation reported by the Company in the Consolidated Financial Statements as of December 31, 2024:

a)	Electricity rate situation

On March 7, 2025, by means of Resolution No. 160/2025, and in accordance with the service quality regulations for the 2025-2030 five-year period, the ENRE approved the average VAD values for the assessment of the service, commercial and technical product quality-related penalties set in KWh, replacing the calculation methodology of the previous 2017 RT, as from March 1, 2025, as provided for in ENRE Resolutions Nos. 3 and 8/2025. As of September 30, 2025, the Company recognized a recovery due to the change in methodology, amounting to $ 10,556.

Furthermore, on April 3, 2025, by means of Resolution No. 237/2025, the ENRE revoked Section 2 of ENRE Resolution No. 4/2025 dated January 7, 2025, and approved a rate of return on assets in real terms and after taxes of 6.50%, equivalent to a rate in real terms before taxes of 9.99% (increase of 4.5%).

Additionally, on April 29, 2025, ENRE Resolution No. 304/2025 approves the electricity rate and regulatory framework for the 2025-2030 period relating to the Five-year Electricity Rate Review (RT).

13

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

The aforementioned resolution provides for:

-	The approval of the Company’s electricity rate schedule effective from the billing relating to the reading of meters subsequent to 12:00 AM on May 1, 2025, with a 3% increase in the CPD, plus a monthly increase of 0.42% in real terms starting on June 1, 2025, and continuing in the months thereafter through November 1, 2027. The adjustment will take into consideration the price effect determined by the indexation formula, with a monthly frequency, and the annual adjustment that may arise due to deviations from compliance with the investment plan.
-	The approval of the adjustment mechanism to be applied on a monthly basis to the CPD, resulting from the indexation formula based on price indexes (IPC -consumer price index- and IPIM -wholesale price index-).
-	The approval of the Efficiency Incentive Factor (E Factor).
-	The updating of the Company’s Concession Agreement, by approving new texts of the Electricity Rate System, Electricity Rate Setting Procedure, and Quality Regulations and Penalties Sub-annexes, and the Supply Regulations, with the aim of adjusting the regulatory framework, effective from May 1, 2025.

Furthermore, on May 30, 2025, by means of Executive Order No. 370/2025 of the PEN, the state of emergency in the National Energy Sector -originally declared by Executive Order No. 55 of December 16, 2023 and extended by Executive Order No. 1023 of November 19, 2024- is further extended, with respect to both the segments of electricity generation, transmission and distribution under federal jurisdiction and those of natural gas transmission and distribution, as well as the actions deriving therefrom, until July 9, 2026. The intervention of the ENRE is also extended until that date.

Additionally, on July 4, 2025, by means of Executive Order No. 450/2025 of the PEN, the reforms -mainly of a deregulatory nature- of Laws Nos. 15,336 (Electricity System) and 24,065 (Electricity Regulatory Framework) were approved, which provide for a two-year transition framework toward: (i) the complete openness to international electricity trade, limiting the Federal Government’s intervention solely to technical or safety-related issues concerning supply; (ii) the reinstatement of the possibility of purchase-and-sale agreements being entered into among private parties, where at least 75% of energy demand is to be contracted through the MAT; (iii) the restructuring of federal energy financing and advisory bodies; (iv) the prohibition against Distributors including in the bill (and thereby collecting) local taxes and charges unrelated to the goods and services effectively billed; (v) the recognition of energy storage agents as MEM agents; and (vi) the implementation of alternatives for the development of the electricity transmission infrastructure, with the aim of promoting private investment.

Moreover, on July 4, 2025, by means of Executive Order No. 452/2025 of the PEN, the National Gas and Electricity Regulatory Authority (ENRGE) is set up, pursuant to Section 161 of Bases Law No. 27,742, which is to become operational within 180 calendar days, starting July 7, 2025, with its Board of Directors having been properly constituted.

On August 20, 2025, by means of SE Note No. 2025-91868608 addressed to CAMMESA, the “Guidelines for the normalization of the MEM and its gradual alignment” were submitted, with the aim of reconciling, mainly during the transition, the following aspects: (i) the development of a market with signals that promote efficiency, competition, self-management and investment in generation, (ii) an adequate control of the costs to be faced by electricity purchasers, and (iii) the possibility of extending free contracting options among MEM participants to allow for greater predictability of costs and revenues. Based on those guidelines, the SE will issue the necessary regulations to move forward with the normalization process, so that they can come into effect on November 1, 2025, date on which the Summer Seasonal Programming begins.

14

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Furthermore, on September 26, 2025, by means of SE Resolution No. 379/2025, and in line with Executive Order No. 450/2025 of the PEN, the Energy Secretariat created the “Energy Demand Management Program,” which is voluntary, scheduled, and remunerated. It consists of a mechanism aimed at reducing or eliminating peak power demand in critical times of the year by encouraging Large Users of the system to voluntarily reduce their loads in exchange for a payment. The program seeks the participation of the MEM’s Large Users (Major Large Users, Minor Large Users, and Large Users of Distributors) as Participating Users -for which purpose they must have an hourly metering system and maximum power demands exceeding 300 kW-. In each seasonal programing, they will formalize their proposal (up to 14 days per year and no more than 5 hours per day, only in the December-March and June-August periods) and will declare on a quarterly basis the amount of power they commit to reducing and the price they offer.

Additionally, the Distributors may request that the proposals be implemented within 4 days -if they request reductions at nodes not selected by the Dispatch Agency (OED), they will bear the program’s incremental costs-, whereas the OED may implement the reduction within 10 days. Participating Users will be remunerated with a fixed and a variable charge and will be penalized if they fail to comply. Distributors will charge a technical management fee.

Finally, on October 31, 2025, by means of ENRE Resolution No. 730/2025, the modification of the current bimonthly reading methodology for the electricity metering equipment of Tariff 1 users to a monthly reading methodology was approved.

The following resolutions have modified the situation reported in the Financial Statements as of December 31, 2024, in connection with the Company’s electricity rate schedules and the seasonal reference prices (Stabilized Price of Energy and Power Reference Price):

Resolution	Date	What it approves	Effective as from	VAD
SE No. 110/2025	February 28, 2025	Seasonal reference prices	March 1	-
ENRE No. 160/2025	March 7, 2025	Electricity rate schedules (1)	March 1	-
ENRE No. 224/2025	April 1, 2025	Electricity rate schedules (2)	April 1	3.50%
SE No. 171/2025	April 29, 2025	Seasonal reference prices (3)	May 1	-
ENRE No. 304/2025	April 29, 2025	Electricity rate schedules (4)	May 1	3.00%
SE No. 226/2025	May 29, 2025	Seasonal reference prices	June 1	-
ENRE No. 401/2025	June 3, 2025	Electricity rate schedules	June 1	3.24%
SE No. 281/2025	June 27, 2025	Seasonal reference prices	July 1	-
ENRE No. 469/2025	June 30, 2025	Electricity rate schedules	July 1	0.75%
SE No. 334/2025	July 30, 2025	Seasonal reference prices (5)	August 1	-
ENRE No. 568/2025	July 31, 2025	Electricity rate schedules	August 1	2.10%
SE No. 359/2025	August 27, 2025	Seasonal reference prices	September 1	-
ENRE No. 614/2025	September 1, 2025	Electricity rate schedules	September 1	2.97%
SE No. 383/2025	September 29, 2025	Seasonal reference prices	October 1	-
ENRE No. 695/2025	October 1, 2025	Electricity rate schedules	October 1	3.13%
SE No. 434/2025	October 31, 2025	Seasonal reference prices	November 1	-
ENRE No. 745/2025	October 31, 2025	Electricity rate schedules	November 1	3.60%

(1)	It approves the average VAD values for the assessment of the service, commercial and technical product quality-related penalties set in KWh, replacing the calculation methodology of the previous 2017 RT.
(2)	It postpones the Five-Year Electricity Rate Review (RT) until April 30, 2025.
(3)	It approves the Winter Seasonal Programming for the MEM submitted by CAMMESA, relating to the May 1, 2025-October 31, 2025 period.
(4)	It approves the Five-Year Electricity Rate Review (RT).
(5)	It approves the Winter Seasonal Reprogramming for the MEM submitted by CAMMESA, relating to the August 1, 2025-October 31, 2025 period.

15

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

b)	Agreements on the Regularization of Payment Obligations with CAMMESA – Debt for the purchase of energy in the MEM

On March 13, 2025, by means of Executive Order No. 186/2025, the PEN approved the 2025 General Budget, which, in its Section 7, provides for a Special System for the Regularization of Payment Obligations with CAMMESA and/or with the MEM for the debts accumulated by electricity distribution companies as of November 30, 2024. Furthermore, on April 21, 2025, by means of Directive No. 1/2025, the Energy Under-secretariat approved the terms of the System for the Regularization of Payment Obligations.

In this regard, on May 21, 2025, the Company, the Federal Government and CAMMESA entered into a Memorandum of Agreement on the Regularization of Payment Obligations –Special system for debts, whereby the Company recognizes that it owes CAMMESA the sum of $ 129,970 for past due periods from November 2023 until March 2024. The Company agrees to pay the aforementioned debt under a new Payment plan consisting of 72 monthly installments, with a 12-month grace period and at the interest rate in effect in the MEM, reduced by 50%, which will be reviewed semiannually should there exist a variation of 500 basis points (equivalent to 5%). The amount to be paid as of April 25, 2026, adjusted in accordance with the procedure set forth in SE Resolution No. 56/2023, amounts to $ 240,755.

With regard to the Payment plan signed on December 29, 2022, in the framework of Section 87 of Law No. 27,591 and SE Resolution No. 642/2022, the duly agreed-upon terms remain in effect.

As for the Payment plan signed on July 28, 2023, in the framework of Section 89 of Law No. 27,701, it provides for the conversion into Argentine pesos of the installments denominated in MWh, at the price applicable to the payment of the October 2024 installment, which results in a total debt of $ 158,037 as of the date of the agreement. The new Payment plan in Argentine pesos maintains the other duly agreed-upon terms, without a grace period, with 74 monthly installments still pending maturity.

Pursuant to the Third Clause of the agreement, in the event of delinquency in payment of the current billing or the installments under the agreements, CAMMESA -after a 30-day period following the demand for payment notice- will automatically terminate the signed agreements, resulting in the loss of recognized benefits.

The combined effect of the signed agreements amounts to $ 199,433, which has been disclosed in the Agreement on the Regularization of Payment Obligations line item of the Statement of Comprehensive Income. As of September 30, 2025, the outstanding debt corresponding to: (i) the payment plan entered into on December 29, 2022; (ii) the payment plan entered into on July 28, 2023 and converted into pesos on May 21, 2025; and (iii) the new payment plan entered into on the aforementioned date, amounts to $ 84,474, $ 124,454 and $ 172,478, respectively, and has been disclosed under Current and Non-current Other payables in the Statement of Financial Position.

c)	Framework Agreement

In accordance with the Agreement entered by edenor, the Federal Government and the Province of Buenos Aires, and in connection with electricity consumption generated in 2025, the ENRE has been informed for validation purposes of the credits against the Federal Government and the Province of Buenos Aires for $ 11,642 and $ 7,026, respectively.

On August 11, 2025, the outstanding portion to be contributed by the Federal Government for electricity consumption of 2023, in accordance with CAMMESA’s statement of accounts, for $ 367 was effectively paid.

16

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

At the date of issuance of these condensed interim Consolidated financial statements, the amounts to be contributed by the Federal Government and the Province of Buenos Aires for electricity consumption of 2024, whose crediting and/or offsetting against debts with CAMMESA are still pending, total $ 7,708 and $ 5,450 respectively.

Note	3 | Basis of preparation

These condensed interim Consolidated financial statements for the nine-month period ended September 30, 2025 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”. They were approved for issue by the Company’s Board of Directors on November 6, 2025.

By means of General Resolution No. 622/2013, the CNV provided for the application of Technical Resolution No. 26 of the FACPCE, which adopts the IFRS issued by the IASB, for those entities that are included in the public offering system of Law No. 17,811, as amended, whether on account of their capital or their corporate notes, or have requested authorization to be included in the aforementioned system.

These condensed interim Consolidated financial statements include all the necessary information in order for the users to properly understand the relevant facts and transactions that have occurred subsequent to the issuance of the last Consolidated Financial Statements for the year ended December 31, 2024 and until the date of issuance of these condensed interim Consolidated financial statements. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The results of operations for the nine and three-month period ended September 30, 2025 and its comparative period as of September 30, 2024 do not necessarily reflect the Company’s results in proportion to the full fiscal year. Therefore, the condensed interim Consolidated financial statements should be read together with the audited Consolidated Financial Statements as of December 31, 2024 prepared under IFRS.

The Company’s condensed interim Consolidated financial statements are measured in pesos (the legal currency in Argentina) restated in accordance with that mentioned in this Note, which is also the presentation currency.

Comparative information

The balances as of December 31 and September 30, 2024, as the case may be, disclosed in these condensed interim Consolidated financial statements for comparative purposes, arise as a result of restating the annual Consolidated Financial Statements and the Condensed Interim Consolidated Financial Statements as of those dates, respectively, to the purchasing power of the currency at September 30, 2025, as a consequence of the restatement of financial information described hereunder. Furthermore, in addition to the situation reported in Note 1, certain amounts of the financial statements presented in comparative form have been reclassified in order to maintain consistency of presentation with the amounts of the current periods.

Restatement of financial information

The condensed interim Consolidated financial statements, including the figures relating to the previous year/period, have been stated in terms of the measuring unit current at September 30, 2025, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the indexes published by the FACPCE. The inflation rate for the period of January 1, 2025 - September 30, 2025 was 22%.

17

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Segment information

edenor‘s main activity consists of the provision of electricity distribution and sale services within the concession area. As of September 30, 2025, all the Company’s revenues, expenses, assets and liabilities are associated with a single operating and geographical segment. Accordingly, no additional disaggregation by business segment is presented, as internal management and decision-making are conducted based on a single segment.

The information disclosed in these condensed interim Consolidated financial statements is presented in a single segment and refers to the entire Company.

Note	4 | Accounting policies

The accounting policies adopted for these condensed interim Consolidated financial statements are consistent with those used in the Consolidated Financial Statements for the last financial year, which ended on December 31, 2024, except for the following:

Financial assets at fair value

As of September 30, 2025, the Company has investments in equity instruments relating to minority interests in unlisted companies, engaged in the development of early-stage mining projects. As there is no active market for these shares, their fair value was classified within Level 3 of the hierarchy established by IFRS 13.

Valuation methodology

The fair value of these investments was determined on the basis of valuation reports prepared by independent experts, using a market approach based on recent comparable transactions involving properties at similar exploration stages, adjusted for specific conditions, such as location, degree of geological development, and macroeconomic environment. The applied method consisted of using per-hectare multiples, weighted according to the aforementioned factors.

Significant unobservable variables

Among the key unobservable inputs included in the valuation, the following stand out:

- Market value per hectare adjusted for geological prospectivity.

- Project development stage (pre-exploration or initial exploration).

- Discounts for lack of liquidity and control.

The properties comprise projects at the initial stage of exploration in the lithium, copper, and gold sectors, located in regions with high mining activity and strong discovery potential, such as the province of Catamarca (mountain range area and western salt flats) and border areas between Argentina and Chile. Due to the fact that most of these properties show little or no exploration development, and that there is no active market for this type of assets, their valuation was determined based on third-party comparable transactions carried out over the last five years. These transactions were adjusted according to the exploration stage, location, and other particular conditions of each project.

For lithium-related properties, mainly located in salt flats and brine areas, reference values range from USD 80 to USD 985 per hectare, taking into account geological prospectivity and the limited available information. As for copper and gold projects, located in areas with early exploration activity and high potential but without defined resources, the range considered varies between USD 200 and USD 1,000 per hectare, using comparable transactions in the region as a reference.

18

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Sensitivity

Due to the fact that the fair value estimate is subject to significant uncertainties arising from the absence of an active market for these assets, reasonable changes in the variables used (for example, variations in reference multiples or in the assessment of the geological potential) could significantly impact the value assigned to the investments (Note 19).

New accounting standards, amendments and interpretations issued by the IASB that are effective as of September 30, 2025 and have been adopted by the Company

- IAS 21 “The effects of changes in foreign exchange rates”, amended in August 2023. Guidelines are included in order to specify when a currency is interchangeable and how to determine the exchange rate to apply when it is not. The application of this amendment does not have a significant impact on the Company’s balances.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim Consolidated financial statements.

New accounting standards, amendments and interpretations issued by the IASB that are not yet effective and have not been early adopted by the Company

- IFRS 18 “Presentation and disclosure in financial statements”, issued in April 2024. It includes new requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements. It introduces three defined categories of income and expenses (operating, investing and financing) that modify the structure of the statement of profit or loss, and requires companies to present new defined subtotals, including operating profit or loss, in order to analyze the companies’ financial performance and facilitate comparison between companies. The standard requires companies to disclose explanations of those company-specific measures that are related to the statement of profit or loss, referred to as management-defined performance measures. It provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. It requires that companies provide more transparency about operating expenses. The management-defined performance measures, as defined by IFRS 18, consist of measures that are subtotals of income and expenses. IFRS 18 does not require companies to provide management-defined performance measures but does require companies to explain them if they are provided.

IFRS 18 replaces IAS 1 “Presentation of financial statements” but carries forward many requirements from IAS 1 unchanged. IFRS 18 is effective for annual reporting periods beginning as from January 1, 2027, with early adoption permitted. In this regard, the Company is currently assessing the impact of IFRS 18 and estimates that there will be significant changes in the disclosure of the Statement of Comprehensive Income and its related notes.

- IFRS 19 “Subsidiaries without public accountability: Disclosures”, issued in May 2024. It specifies reduced disclosure requirements that an eligible entity is permitted to apply instead of the disclosure requirements in other IFRS. IFRS 19 is effective for annual reporting periods beginning as from January 1, 2027, with early adoption permitted.

- IFRS for SMEs: It includes amendments to key sections and incorporates a new section on fair value measurement. It aligns definitions and criteria with full IFRS (IFRS 3, 9, 10, 13 and 15), and introduces changes in assets, liabilities, control, revenue and business combinations concepts. It is effective for annual reporting periods beginning as from January 1, 2027, earlier application permitted.

19

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Note	5 | Financial risk management

Note 5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

Additionally, the difficulty in obtaining financing in international or national markets could affect certain variables of the Company’s business, such as interest rates, foreign currency exchange rates and the access to sources of financing.

With regard to the Company’s risk management policies, there have been no significant changes since the last fiscal year-end.

a.	Market risks

i.	Currency risk

As of September 30, 2025 and December 31, 2024, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	09.30.25	12.31.24

ASSETS
CURRENT ASSETS
Other receivables	USD	7.5	1371.000	10,283	2,008
Financial assets at amortized cost	USD	3.1	1371.000	4,250	-
Financial assets at fair value through profit or loss	USD	253.9	1371.000	348,097	358,688
Cash and cash equivalents	USD	2.5	1371.000	3,428	17,570
TOTAL CURRENT ASSETS				366,058	378,266
TOTAL ASSETS				366,058	378,266

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	349.3	1380.000	482,009	432,913
TOTAL NON-CURRENT LIABILITIES				482,009	432,913
CURRENT LIABILITIES
Trade payables	USD	22.5	1380.000	31,050	22,405
	EUR	0.1	1622.604	162	131
	CHF	-	0.000	-	278
Borrowings	USD	87.4	1380.000	120,556	15,222
TOTAL CURRENT LIABILITIES				151,768	38,036
TOTAL LIABILITIES				633,777	470,949

(1)	The exchange rates used are the BNA exchange rates in effect as of September 30, 2025 for United States dollars (USD), Euros (EUR) and Swiss francs (CHF).

20

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

ii.	Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used for carrying out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value as of September 30, 2025 and December 31, 2024:

	LEVEL 1	LEVEL 2	LEVEL 3

At September 30, 2025
Assets
Other receivables
Assigned assets and in custody	8,073	-	-
Financial assets at fair value through profit or loss:
Negotiable instruments	89,337	-	-
Mutual funds	347,807	-	-
Shares	-	-	33,792
Cash and cash equivalents:
Mutual funds	597	-	-
Total assets	445,814	-	33,792

	LEVEL 1	LEVEL 2	LEVEL 3
At December 31, 2024
Assets
Other receivables
Transferred assets and in custody	10,910	-	-
Financial assets at fair value through profit or loss:
Negotiable instruments	139,643	-	-
Mutual funds	303,522	-	-
Cash and cash equivalents
Mutual funds	547	-	-
Total assets	454,622	-	-

Liabilities
Other liabilities:
Payment plan - CAMMESA	-	160,373	-
Total liabilities	-	160,373	-

21

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

iii.	Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of September 30, 2025, except for the Class No. 9 Corporate Notes issued by the Company in Argentine pesos, at the TAMAR floating interest rate published by the BCRA plus an annual 6% fixed margin, and the bank loans taken with ICBC, Ciudad and Nación banks (Note 25), all the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

Note	6 | Critical accounting estimates and judgments

The preparation of the condensed interim Consolidated financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgment and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim Consolidated financial statements.

In the preparation of these condensed interim Consolidated financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the sources of estimation uncertainty used with respect to those applied in the Consolidated Financial Statements for the year ended December 31, 2024.

Note	7 | Contingencies and lawsuits

The provision for contingencies has been recorded to face situations existing at the end of each period that may result in a loss for the Company if one or more future events occurred or failed to occur.

At the date of issuance of these condensed interim Consolidated financial statements, there are no significant changes with respect to the situation reported by the Company in the Consolidated Financial Statements as of December 31, 2024, except for the following:

- ENRE, Proceeding for the Determination of a Claim (Court record No. 16/2020)

In 2021, the ENRE filed a complaint against the Company in connection with the compliance, by the Issuer, with the “Law on Agreement Renegotiation” regarding disputes related to the payment date of certain penalties that were reimbursed to the Company’s users in a timely manner.  The stage for producing evidence concluded and, on September 18, 2025, the court adopted a procedural measure to clarify and/or supplement the evidence (“medida de mejor proveer”) prior to rendering judgement. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

-	ENRE vs EDENOR, Summary Proceedings in connection with Resolution No. 198/18

The Company is required to comply with certain quality levels that are monitored by the ENRE on a semiannual basis. In the framework of this regulatory system, when those quality levels are not met, the ENRE imposes fines and penalties. All the fines and penalties are paid in due time.

22

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

In this particular case, the ENRE imposed an additional penalty on the Company that was not included among those provided for under the original regulatory framework; therefore, the Company filed an appeal to the Supreme Court, arguing that that penalty was imposed based on a number of service quality-related concepts for which the Company had already been penalized, thereby constituting a duplication of concepts.

These proceedings, which are pending in Federal Court in Fiscal Enforcement Matters No. 5, Clerk’s Office No. 17, refer to the quality of the technical service provided to the Company’s users between March and August 2024. On July 18, 2025, a final judgment was rendered in favor of the plaintiff, and the parties are currently negotiating a payment plan. As of September 30, 2025, the Company has set up a provision for this case amounting to $ 5,959, plus expenses and court costs.

- Asociación Civil de Protección del Consumidor y del Usuario de la República Argentina (Procurar) – Class action for the protection of a constitutional right (“Acción Colectiva de Amparo”) (Court record No. 040504/2022)

The subject matter of the complaint was considered moot due to the existence of a payment regularization agreement with CAMMESA. Notwithstanding this, Procurar filed an amended complaint to include a new fact. The court ordered that notice of the complaint be served upon the defendants and issued a provisional measure (“medida interina” -specific form of provisional measure granted in disputes in which the Federal Government or a government agency is a party to the case-), directing the defendants to not only ensure, while the 'Almacenamiento AlmaGBA' program is in effect, that the electricity rate schedule fully includes the seasonal prices necessary to cover the cost associated with the Storage Generation Agreement with MEM Distributors for the Buenos Aires Metropolitan Area (AMBA), in accordance with the provisions of section 6 of SE Resolution No. 67 dated February 14, 2025, and section 40 of Law No. 24,065, but also refrain, where applicable, from directly and/or indirectly affecting the revenues recognized in favor of edenor pursuant to the Five-Year Electricity Rate Review, approved by RESOL-2025-304-APN-ENRE#MEC, with additional or incremental costs that are not transferable to tariffs.

The Company’s management believes there exist reasonable grounds to believe that, even if the plaintiff’s claim were to prevail, no harm whatsoever would be caused to edenor.

- Asociación de Defensa de Derechos de Usuarios y Consumidores - ADDUC- Class action (Court record No. 6818/2017)

The Company has answered the complaint in due time and in proper form, and, as a result, the issue has been joined. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

- Energy Secretariat vs EDENOR and Another, Proceeding for the Determination of a Claim (Court record No. 1049/2025)

On September 11, 2025, the Company answered the complaint in due time and in proper form and filed a counterclaim regarding the regulatory asset involved in the 'Agreement on the regularization of obligations for the transfer of concession holders to the local jurisdictions.' At present, the matter is at issue.

The Company believes there exist reasonable grounds to believe that the complaint should not prevail, and, if that proves not to be the case, that the counterclaim should be upheld.

23

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Note	8 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a subcategory for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was accrued. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access the available transmission capacity within its distribution system upon payment of a wheeling fee.

The KWh price relating to the Company’s sales of electricity is determined by the ENRE by means of the periodic publication of electricity rate schedules (Note 2.a), for those distributors that are regulated by the aforementioned Regulatory Authority, based on the rate setting and adjustment process set forth in the Concession Agreement.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

24

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the SE. The price of the Company’s electric power reflects the costs of transmission and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the tariff by virtue of its concession amounts approximately to 9.1%.

	09.30.25		09.30.24
	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	10,245	1,393,214	10,312	1,153,318
Medium demand segment: Commercial and industrial (T2)	1,153	249,439	1,142	230,948
Large demand segment (T3)	2,578	416,524	2,627	408,388
Other: (Shantytowns/Wheeling system)	3,596	49,141	3,471	62,287
Subtotal - Sales of electricity	17,572	2,108,318	17,552	1,854,941

Other services
Right of use of poles		8,404		5,250
Connection and reconnection charges		1,615		1,412
Subtotal - Other services		10,019		6,662

Total - Revenue		2,118,337		1,861,603

	09.30.25		09.30.24
	GWh	$	GWh	$

Energy purchases (1)	20,858	(1,253,171)	20,775	(1,059,899)

(1)	As of September 30, 2025 and 2024, the cost of energy purchases includes technical and non-technical energy losses for 3,286 GWh and 3,223 GWh, respectively.

25

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Note	9 | Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 09.30.25
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	132,936	15,802	37,631	186,369
Pension plans	3,883	462	1,099	5,444
Communications expenses	6,722	7,799	298	14,819
Allowance for the impairment of trade and other receivables	-	21,404	-	21,404
Supplies consumption	28,792	-	2,622	31,414
Leases and insurance	2,506	41	8,539	11,086
Security service	23,024	619	1,592	25,235
Fees and remuneration for services	83,802	49,172	100,576	233,550
Public relations and marketing	-	4,383	-	4,383
Advertising and sponsorship	-	2,258	-	2,258
Reimbursements to personnel	-	-	9	9
Depreciation of property, plant and equipment	106,992	15,944	13,082	136,018
Depreciation of right-of-use asset	546	1,093	3,746	5,385
Directors and Supervisory Committee members’ fees	-	-	633	633
ENRE penalties	7,741	10,413	-	18,154
Taxes and charges	-	40,764	38,695	79,459
Other	23	6	562	591
At 09.30.25	396,967	170,160	209,084	776,211

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of September 30, 2025 for $ 27,841.

Expenses by nature at 09.30.24
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	143,966	18,707	43,745	206,418
Pension plans	11,622	1,510	3,531	16,663
Communications expenses	6,293	4,891	12	11,196
Allowance for the impairment of trade and other receivables	-	16,593	-	16,593
Supplies consumption	33,329	-	2,605	35,934
Leases and insurance	1,370	25	4,713	6,108
Security service	12,323	732	777	13,832
Fees and remuneration for services	80,964	38,280	56,697	175,941
Public relations and marketing	-	9,088	-	9,088
Advertising and sponsorship	-	4,682	-	4,682
Reimbursements to personnel	-	-	6	6
Depreciation of property, plant and equipment	108,846	16,223	13,309	138,378
Depreciation of right-of-use asset	855	1,711	5,987	8,553
Directors and Supervisory Committee members’ fees	-	-	212	212
ENRE penalties	19,438	62,695	-	82,133
Taxes and charges	-	25,709	16,058	41,767
Other	27	3	526	556
At 09.30.24	419,033	200,849	148,178	768,060

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of September 30, 2024 for $ 30,241.

26

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Note	10 | Other operating income (expense), net

	Note	09.30.25	09.30.24
Other operating income
Income from customer surcharges		20,911	20,877
Commissions on municipal taxes collection		2,190	2,796
Fines to suppliers		1,629	1,089
Services provided to third parties		4,547	5,319
Recovery of penalties		16,515	-
Income from non-reimbursable customer contributions		1,117	346
Expense recovery		283	296
Framework agreement	2.c	367	977
Other		232	231
Total other operating income		47,791	31,931

Other operating expense
Gratifications for services		(9,868)	(1,812)
Cost for services provided to third parties		(865)	(3,592)
Severance paid		(148)	(258)
Provision for contingencies	30	(20,894)	(19,727)
Disposals of property, plant and equipment		(4,470)	(4,401)
Other		(1,339)	(337)
Total other operating expense		(37,584)	(30,127)

Note	11 | Net finance costs

	09.30.25	09.30.24
Financial income
Financial interest	435	1,038

Financial costs
Commercial interest	(112,125)	(275,594)
Borrowings interest	(76,677)	(33,883)
Penalties interest	(662)	(88,762)
Fiscal interest and other	(8,194)	(38)
Bank fees and expenses	(4,955)	(4,337)
Total financial costs	(202,613)	(402,614)

Other financial results
Changes in fair value of financial assets	32,165	114,962
Changes in fair value of financial liabilities	(9,083)	(176,742)
Loss on integration in kind of Corporate Notes	-	(1,978)
Net loss from the cancelattion of Corporate Notes	(49)	-
Exchange differences	(48,577)	(14,682)
Adjustment to present value of receivables	(3,171)	(5,169)
Other financial costs (*)	(61,915)	(36,976)
Total other financial results	(90,630)	(120,585)
Total net financial costs	(292,808)	(522,161)

(*) As of September 30, 2025 and 2024, $ 47,691 and $ 36,976, respectively, relate to Empresa de Energía del Cono Sur S.A. technical assistance.

27

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Note	12 | Basic and diluted earnings per share

Basic

The basic earnings per share are calculated by dividing the profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of September 30, 2025 and 2024, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincide with the diluted earnings per share, inasmuch as there exist neither preferred shares nor Corporate Notes convertible into common shares.

	Nine months at		Three months at
	09.30.25	09.30.24	09.30.25	09.30.24
Income for the period attributable to the owners of the Company	179,461	351,744	40,638	152,402
Weighted average number of common shares outstanding	875	875	875	875
Basic and diluted income per share – in pesos	205.10	401.99	46.44	174.17

28

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Note	13 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.24
Cost	99,270	899,400	2,278,607	1,021,365	362,286	1,099,635	41,779	5,802,342
Accumulated depreciation	(30,381)	(381,026)	(1,052,676)	(487,387)	(188,697)	-	-	(2,140,167)
Net amount	68,889	518,374	1,225,931	533,978	173,589	1,099,635	41,779	3,662,175

Additions	1,420	61	2,136	10,211	7,045	262,206	-	283,079
Disposals	-	(1,905)	(1,093)	(2,231)	(218)	-	-	(5,447)
Transfers	3,387	29,212	145,588	49,390	17,199	(244,776)	-	-
Depreciation for the period	(1,290)	(24,829)	(57,996)	(30,080)	(21,823)	-	-	(136,018)
Net amount 09.30.25	72,406	520,913	1,314,566	561,268	175,792	1,117,065	41,779	3,803,789

At 09.30.25
Cost	104,077	924,239	2,417,058	1,077,401	383,726	1,117,065	41,779	6,065,345
Accumulated depreciation	(31,671)	(403,326)	(1,102,492)	(516,133)	(207,934)	-	-	(2,261,556)
Net amount	72,406	520,913	1,314,566	561,268	175,792	1,117,065	41,779	3,803,789

•     During the period ended September 30, 2025, the Company capitalized as direct own costs $ 27,841.

29

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.23
Cost	97,388	877,037	2,202,192	976,896	311,144	864,195	15,963	5,344,815
Accumulated depreciation	(27,840)	(350,610)	(977,663)	(444,995)	(162,672)	-	-	(1,963,780)
Net amount	69,548	526,427	1,224,529	531,901	148,472	864,195	15,963	3,381,035

Additions	1,038	14	2,292	11,379	19,815	288,635	-	323,173
Disposals	-	(2,980)	(1,774)	(275)	(87)	-	-	(5,116)
Transfers	575	15,950	54,046	19,449	1,132	(109,940)	18,788	-
Depreciation for the period	(1,944)	(26,091)	(60,524)	(31,555)	(18,264)	-	-	(138,378)
Net amount 09.30.24	69,217	513,320	1,218,569	530,899	151,068	1,042,890	34,751	3,560,714

At 09.30.24
Cost	99,001	884,953	2,252,614	1,007,344	331,185	1,042,890	34,751	5,652,738
Accumulated depreciation	(29,784)	(371,633)	(1,034,045)	(476,445)	(180,117)	-	-	(2,092,024)
Net amount	69,217	513,320	1,218,569	530,899	151,068	1,042,890	34,751	3,560,714

•      During the period ended September 30, 2024, the Company capitalized as direct own costs $ 30,241.

30

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Note	14 | Right-of-use assets

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

	09.30.25	12.31.24
Right-of-use assets under leases	9,838	12,747

The development of right-of-use assets is as follows:

	09.30.25	09.30.24
Balance at beginning of the year	12,747	9,401
Additions	2,476	5,128
Depreciation for the period	(5,385)	(8,553)
Balance at end of the period	9,838	5,976

Note	15 | Inventories

	09.30.25	12.31.24

Supplies and spare-parts	210,550	182,672

Note	16 | Other receivables

	Note	09.30.25	12.31.24
Non-current:
Related parties	31.c	526	150

Current:
Assigned assets and in custody (1)		8,073	10,910
Judicial deposits		2,149	1,791
Security deposits		753	620
Prepaid expenses		2,498	4,683
Advances to suppliers		2,942	5,706
Tax credits		1,232	15,879
Debtors for complementary activities		25,951	29,551
Other		334	25
Allowance for the impairment of other receivables		(1,791)	(63)

Total current		42,141	69,102

(1)	As of September 30, 2025 and December 31, 2024, relate to Securities issued by private companies for NV 5,000,000 and NV 8,000,000, respectively, assigned to Global Valores S.A. The Company retains the risks and rewards of the aforementioned assets and may make use of them at any time, at its own request.

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

31

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

The roll forward of the allowance for the impairment of other receivables is as follows:

	09.30.25	09.30.24
Balance at beginning of the year	63	157
Increase	1,874	78
Result from exposure to inflation	(146)	(145)
Balance at end of the period	1,791	90

Note	17 | Trade receivables

	09.30.25	12.31.24
Current:
Sales of electricity – Billed	254,665	200,178
Receivables in litigation	1,341	556
Allowance for the impairment of trade receivables	(26,437)	(13,861)
Subtotal	229,569	186,873

Sales of electricity – Unbilled	254,499	251,433
PBA & CABA government credit	3,537	3,657
Fee payable for the expansion of the transportation and others	2	3
Total current	487,607	441,966

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	09.30.25	09.30.24
Balance at beginning of the year	13,861	16,577
Increase	19,530	16,515
Decrease	(3,818)	(3,161)
Result from exposure to inflation	(3,136)	(8,719)
Balance at end of the period	26,437	21,212

Note	18 | Financial assets at amortized cost

	09.30.25	12.31.24

Negotiable instruments	10,339	12,440

Note	19 | Financial assets at fair value through profit or loss

	09.30.25	12.31.24
Non-current
Shares	33,792	-

Current
Negotiable instruments	89,337	139,643
Mutual funds	347,807	303,522
Total current	437,144	443,165

32

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

On June 30, 2025, the Company acquired a minority interest in the share capital of two companies engaged in the development of mining projects aimed at the exploration of critical minerals, such as lithium and copper, at an early-stage or pre-exploration phase, in the province of Catamarca, whose adjacent areas show high prospectivity, for $ 30,730. Those acquisitions represent 15% and 40% of those companies’ share capital, with political rights in the latter case being limited to 11.8%. The Company has recognized these investments at their fair value in accordance with IFRS 9.

The fair value of the shares as of September 30, 2025 amounts to $ 33,792 and has been determined on the basis of valuation reports prepared by independent experts, which take into consideration third-party comparable transactions involving properties at similar exploration stages. Due to the fact that there is no active market for the shares, a per-hectare multiples approach was used, adjusted for geological characteristics, location and market conditions. The applicable fair value category is Level 3 (Note 5).

Note	20 | Cash and cash equivalents

	09.30.25	12.31.24	09.30.24
Cash and banks	29,602	24,615	2,954
Time deposits	7,128	4,011	-
Mutual funds	597	547	546
Total cash and cash equivalents	37,327	29,173	3,500

The reconciliation of the balances of cash and cash equivalents that are disclosed in the Statement of Cash Flows in accordance with the provisions of IAS 7 is as follows:

	09.30.25	12.31.24	09.30.24
Balances as above	37,327	29,173	3,500
Bank overdrafts (Note 25)	(21,805)	(67,655)	(46,804)
Balances per statement of cash flows	15,522	(38,482)	(43,304)

Note	21 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total
Balance at December 31, 2024	925,991	12,524	938,515
Payment of Other reserve constitution - Share-based compensation plan	-	74	74
Balance at December 31, 2024 and at September 30, 2025	925,991	12,598	938,589

As of September 30, 2025, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share, 442,566,330 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share, and 1,596,659 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Note	22 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and by the negative covenants established by the Corporate Notes program.

33

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

If the Company’s Debt Ratio were higher than 3.75, the negative covenants set out in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

Note	23 | Trade payables

	Note	09.30.25	12.31.24
Non-current
Customer guarantees		4,082	3,147
Customer contributions		248	292
Total non-current		4,330	3,439

Current
Payables for purchase of electricity - CAMMESA (1)		278,025	566,469
Provision for unbilled electricity purchases - CAMMESA		145,314	162,082
Suppliers		180,837	181,247
Related parties	31.c	10,416	11,710
Advance to customer		3,446	3,842
Customer contributions		37	48
Discounts to customers		37	48
Total current		618,112	925,446

(1) As of September 30, 2025 and December 31, 2024, includes $ 107,836 and $ 64,930 relating to post-dated checks issued by the Company in favor of CAMMESA, respectively.

The value of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	24 | Other payables

	Note	09.30.25	12.31.24
Non-current
Payment plan - CAMMESA	2.b	348,018	220,751
ENRE penalties and discounts		5,549	2,032
Financial Lease Liability (1)		3,974	6,110
Total Non-current		357,541	228,893

Current
Payment plan - CAMMESA	2.b	33,388	58,648
ENRE penalties and discounts		48,246	73,739
Related parties	31.c	184	251
Advances for works to be performed		13	16
Financial Lease Liability (1)		4,022	4,728
Other		-	8
Total Current		85,853	137,390

As of December 31, 2024, the fair value of the payment plan with CAMMESA -whose terms the parties agreed to modify on May 21, 2025 changing from kWh to Argentine pesos the measuring unit in which the installments were denominated, and which was previously adjusted in accordance with the development of the MWh value (Note 2.b)-, amounted to $ 160,373. This value has been determined on the basis of the MWh monomic price published by CAMMESA at the end of that period. The applicable fair value category is Level 2.

34

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

The value of the rest of the financial liabilities included in the Company’s other payables approximates their fair value.

(1)	The development of the finance lease liability is as follows:

	09.30.25	09.30.24
Balance at beginning of the year	10,838	7,736
Increase	2,275	3,250
Payments	(9,582)	(10,048)
Exchange difference	3,511	1,969
Interest	2,905	4,237
Result from exposure to inlfation	(1,951)	(3,897)
Balance at end of the period	7,996	3,247

Note	25 | Borrowings

	09.30.25	12.31.24
Non-current
Corporate notes (1)	482,009	432,913
Financial loans (2)	65,000	-
Total non-current	547,009	432,913

Current
Corporate notes (1)	125,056	60,416
Interest from corporate notes	18,218	9,179
Bank overdrafts (2)	21,805	67,655
Discounted own checks (3)	40,158	-
Financial loans (2)	51,358	-
Total current	256,595	137,250

(1)	Net of debt issuance, repurchase and redemption expenses.

(2)	The table below outlines the Company’s financing arrangements with banks.

		in ARS			in ARS		in ARS
Bank	Annual loan rate	Financial loans at 09/30/2025	Financial loans at 12/31/2024	Annual overdraft rate	Bank overdrafts at 09/30/2025	Bank overdrafts at 12/31/2024	Balances at 09/30/2025	Balances at 12/31/2024
Credicoop	37%	3,214	-	45%	3,089	6,123	6,303	6,123
Ciudad	78%	7,971	-	31%	7,466	-	15,437	-
Provincia	41%	15,283	-	-	-	12,200	15,283	12,200
Nación	37%	21,542	-	-	-	6,903	21,542	6,903
ICBC	63%	68,348	-	45%	6,251	26,023	74,599	26,023
Mariva	-	-	-	40%	4,999	4,269	4,999	4,269
Macro	-	-	-	-	-	12,137	-	12,137
Total		116,358	-		21,805	67,655	138,163	67,655

(3)	Relate to post-dated checks issued by the Company to its own order and discounted with financial institutions. The discounting of these instruments represents the receipt of funds through a financing transaction that bears interest.

35

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

The fair values of the Company’s Corporate Notes as of September 30, 2025 and December 31, 2024 amount approximately to $ 629,917 and $ 517,574 respectively. Those values have been determined on the basis of the estimated market price of the Corporate Notes at the end of the period/year. The applicable fair value category is Level 1.

On March 7, 2025, the Company fully canceled its Class No. 4 Corporate Notes, for a total of $ 27,409.

Furthermore, on May 12, 2025, the Company fully canceled its Class No. 1 Corporate Notes, for a total of USD 8,218,667.

Additionally, on June 30, 2025, credit rating agency S&P raised its global scale rating from CCC+ to B-, with a stable outlook.

Likewise, in July 2025, credit rating agency S&P raised both the Company’s institutional rating and its Global Corporate Notes Program’s rating on the national scale from raBB+ to raBBB, with a stable outlook. At the same time, Moody’s raised its long-term global scale rating from Caa1 to B3, changing the outlook from stable to positive.

Moreover, on August 5, 2025, the Company fully canceled its Class No. 6 Corporate Notes, for a total of $ 17,673.

The Company approved the terms of issue of Class No. 8 and Class No. 9 Corporate Notes, due in 2026, denominated in US dollars and Argentine pesos, respectively, to be issued jointly for a nominal value of up to USD 50,000,000, which may be extended to USD 120,000,000, in the framework of the Global Program for the Issuance of Simple Corporate Notes, in accordance with the provisions of the Prospectus Supplement dated August 1, 2025.

On August 7, 2025, the Company issued Class No. 8 and Class No. 9 Corporate Notes for a nominal value of USD 80,000,000 and $ 20,000, respectively.

The principal on Class No. 8 Corporate Notes will be repaid in a lump sum on August 7, 2026. Furthermore, they will accrue interest at a fixed nominal annual rate of 8.5%, payable semiannually in arrears on February 7 and August 7, 2026.

With regard to Class No. 9 Corporate Notes, the principal thereon will be repaid in a lump sum on August 7, 2026. Furthermore, they will accrue interest at a floating rate equivalent to the TAMAR rate published by the BCRA, plus an annual fixed margin of 6%, payable quarterly in arrears on November 7, 2025, February 7, May 7, and August 7, 2026.

Furthermore, an amount of $ 3,353 was disbursed as issuance expenses of the new Classes Nos. 8 and 9 Corporate Notes.

Finally, in September 2025, the Company repurchased Class No. 8 Corporate Notes for a total of USD 2,357,143 nominal value, which is equivalent to $ 3.302.

The Company is subject to covenants that limit its ability to incur indebtedness pursuant to the terms and conditions of Classes Nos. 3, 5, 7, 8 and 9 Corporate Notes, which indicate that the Company may not incur new Indebtedness, except for certain Permitted Indebtedness or when the Debt ratio is not greater than 3.75 or less than zero and the Interest Expense Coverage ratio is less than 2. As of September 30, 2025, the values of the aforementioned ratios meet the established parameters.

36

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Based on the above, the Company’s Corporate Note debt structure is comprised of as follows:

		in USD					in millions of $
Corporate Notes	Class	Financial debt at 12/31/2024	Exchange	Issue	Payment / Repurchase	Financial debt at 09/30/2025	Financial debt at 12/31/2024	Financial debt at 09/30/2025
Floating rate - Maturity 2025 (*)	4	24,301,486	-	-	(24,301,486)	-	31,203	-
Fixed rate - Maturity 2025	1	8,218,667	-	-	(8,218,667)	-	10,455	-
Floating rate - Maturity 2025 (*)	6	16,776,504	-	-	(16,776,504)	-	20,965	-
Fixed rate - Maturity 2026	3	95,762,688	-	-	-	95,762,688	119,767	134,616
Fixed rate - Maturity 2026	8	-	-	80,000,000	(2,357,143)	77,642,857	-	107,174
Floating rate - Maturity 2026 (*)	9	-	-	14,492,754	-	14,492,754	-	20,994
Fixed rate - Maturity 2028	5	81,920,187	-	-	-	81,920,187	100,256	111,046
Fixed rate - Maturity 2028/29/30	7	179,947,186	-	-	-	179,947,186	219,862	251,453
Total		406,926,718	-	94,492,754	(51,653,800)	449,765,672	502,508	625,283

		in USD					in millions of $
Corporate Notes	Class	Financial debt at 12/31/2023	Exchange	Issue	Payment / Repurchase	Financial debt at 12/31/2024	Financial debt at 12/31/2023	Financial debt at 12/31/2024
Fixed rate - Maturity 2024	2	60,945,000	(39,700,207)	-	(21,244,793)	-	132,413	-
Floating rate - Maturity 2025 (*)	4	-	-	24,301,486	-	24,301,486	-	31,203
Fixed rate - Maturity 2025	1	55,244,538	(47,025,871)	-	-	8,218,667	119,172	10,455
Floating rate - Maturity 2025 (*)	6	-	-	16,776,504	-	16,776,504	-	20,965
Fixed rate - Maturity 2026	3	-	34,157,571	61,605,117	-	95,762,688	-	119,767
Fixed rate - Maturity 2028	5	-	6,881,682	75,038,505	-	81,920,187	-	100,256
Fixed rate - Maturity 2028/29/30	7	-	48,789,286	131,157,900	-	179,947,186	-	219,862
Total		116,189,538	3,102,461	308,879,512	(21,244,793)	406,926,718	251,585	502,508

(*) Issuance in ARS, translated into USD at the exchange rate detailed in Note 5.

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	09.30.25	12.31.24
Fixed rate
Less than 1 year	227,630	85,083
From 1 to 2 years	134,616	119,768
From 2 to 5 years	347,393	313,145
Total fixed rate	709,639	517,996
Floating rate
Less than 1 year	28,965	52,167
From 1 to 2 years	65,000	-
Total floating rate	93,965	52,167

The Company’s borrowings are denominated in the following currencies:

	09.30.25	12.31.24
Argentine peso	201,039	122,028
US dollars	602,565	448,135
Total borrowings	803,604	570,163

37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Note	26 | Deferred revenue

	09.30.25	12.31.24
Non-current
Nonrefundable customer contributions	35,323	27,321
Investment plan - Agreement on the Regularization of Obligations (1)	97,964	104,562
Total non-current	133,287	131,883

Current
Nonrefundable customer contributions	693	126

(1)	As of September 30, 2025 and December 31, 2024, includes $ 85,489 and $ 92,213 relating to the investment plan of the Agreement on the Regularization of Payment Obligations entered into in May 2019, and $ 12,475 and $ 12,349 relating to the investment plan of the Agreement on the Regularization of Payment Obligations entered into in December 2022, respectively.

Note	27 | Salaries and social security taxes payable

	09.30.25	12.31.24
Non-current
Seniority-based bonus	10,154	7,593

Current
Salaries payable and provisions	33,435	52,716
Social security payable	21,759	22,441
Early retirements payable	1,806	352
Total current	57,000	75,509

The value of the Company’s salaries and social security taxes payable approximates their fair value.

Note	28 | Income tax and deferred tax

The breakdown of income tax, determined in accordance with the provisions of IAS 12, is as follows:

	09.30.25	09.30.24
Deferred tax	56,859	141,008
Current tax	(95,810)	-
Difference between provision and tax return	2,913	2,912
Income tax (expense) benefit	(36,038)	143,920

The detail of the income tax (expense) benefit for the period includes two effects: (i) the current tax for the period payable in accordance with the tax legislation applicable to the Company; and (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

38

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

The breakdown of deferred tax assets and liabilities is as follows:

	09.30.25	12.31.24
Deferred tax assets
Tax loss carry forward	-	17,928
Trade receivables and other receivables	10,418	5,624
Salaries and social security payable and Benefit plans	10,042	8,408
Tax liabilities	424	235
Provisions	15,901	12,675
Deferred tax asset	36,785	44,870

Deferred tax liabilities
Property, plant and equipment	(734,621)	(765,055)
Financial assets at fair value through profit or loss	(60,389)	(40,976)
Trade payables and other payables	(5,007)	(19,243)
Borrowings	(5,204)	(6,446)
Adjustment effect on tax inflation	(10,663)	(52,021)
Deferred tax liability	(815,884)	(883,741)

Net deferred tax liability	(779,099)	(838,871)

Based on the guidelines provided for in IFRIC 23 “Uncertainty over income tax treatments”, the Company has restated for inflation the cumulative tax losses and fixed assets depreciation for additions made prior to January 1, 2018, using the wholesale price index, general level (IPIM) and the consumer price index, general level (IPC), respectively. This criterion has been adopted taking into consideration that the effective income tax rate shows a confiscatory result, in line with the Supreme Court of Justice of Argentina’s decision rendered in the case entitled “Telefónica de Argentina SA and Another vs/EN-AFIP-DGI, General Tax Bureau” on October 25, 2022.

The reconciliation between the income tax (expense) benefit recognized in profit or loss and the amount that would result from applying the applicable tax rate to the accounting income before taxes, is as follows:

	09.30.25	09.30.24
Income for the period before taxes	215,499	207,824
Applicable tax rate	35%	35%
Result for the period at the tax rate	(75,425)	(72,738)
Gain on net monetary position	95,579	369,844
Adjustment effect on tax inflation	(58,834)	(156,006)
Non-taxable income	(271)	(92)
Difference between provision and tax return	2,913	2,912
Income tax (expense) benefit	(36,038)	143,920

The income tax payable, net of withholdings is as follows:

	09.30.25	12.31.24
Current
Tax payable	95,810	-
Tax withholdings	(19,426)	-
Total current	76,384	-

39

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Note	29 | Tax liabilities

	09.30.25	12.31.24
Non-current
Current
Provincial, municipal and federal contributions and taxes	28,328	12,828
VAT payable	12,013	11,976
Tax withholdings	17,658	12,552
SUSS withholdings	335	633
Municipal taxes	5,424	3,827
Total current	63,758	41,816

Note	30 | Provisions

Included in non-current liabilities
	For contingencies
	09.30.25	09.30.24
Balance at the beggining of the year	26,225	26,190
Increases	2,286	9,748
Result from exposure to inflation for the period	(5,386)	(14,661)
Balance at the end of the period	23,125	21,277

Included in current liabilities

	For contingencies
	09.30.25	09.30.24
Balance at the beggining of the year	9,871	7,620
Increases	18,608	9,979
Decreases	(3,854)	(4,197)
Result from exposure to inflation for the period	(2,415)	(4,453)
Balance at the end of the period	22,210	8,949

Note	31 | Related-party transactions

The following transactions were carried out with related parties:

a.	Expense

Company	Concept	09.30.25	09.30.24

EDELCOS S.A.	Technical advisory services on financial matters	(47,691)	(36,976)
SACME	Operation and oversight of the electric power transmission system	(3,299)	(1,456)
Andina PLC	Financial interest	-	(270)
Quantum Finanzas S.A.	Legal fees	(3,143)	(5,341)
Grieco Maria Teresa	Legal fees	-	(3)
		(54,133)	(44,046)

b.	Key Management personnel’s remuneration

	09.30.25	09.30.24

Salaries	18,371	13,086

40

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

The balances with related parties are as follow:

c.	Receivables and payables

	09.30.25	12.31.24
Other receivables - Non current
CTG	-	-
SACME	526	150

Trade payables

EDELCOS	(10,416)	(11,710)

Other payables
SACME	(184)	(251)

Note	32 | Shareholders’ Meeting

The Company’s Annual General Meeting held on April 28, 2025 resolved, among other issues, the following:

-	To approve the Company’s Annual Report and Financial Statements as of December 31, 2024.
-	To allocate the $ 272,128 profit for the year ended December 31, 2024 (which at the purchasing power of the currency at September 30, 2025 amounts to $ 331,904) as follows: $18,040 to the absorption of Accumulated losses, $13,606 to the setting up of the Statutory Reserve, and $240,482 to the setting up of the Discretionary Reserve (which at the purchasing power of the currency at September 30, 2025 amount to $22,007, $16,595 and $293,302, respectively), in accordance with the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations.
-	To appoint Directors, Supervisory Committee members and the external auditors for the current fiscal year.

Note	33 | Events after the reporting period

The following are the events that occurred subsequent to September 30, 2025:

-	Amendment to both the values of the Company’s electricity rate schedules and the seasonal reference prices –ENRE Resolutions No. 695 and 745/2025, and SE Resolution No. 434/2025, Note 2.a.
-	Modification of the electricity metering reading methodology for Tariff 1 users – ENRE Resolution No. 730/2025, Note 2.a.

DANIEL MARX
Chairman

41

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: November 7, 2025